06006697

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/27/06

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2006 SEC PROCESSING SECTION WASH. D.C. 209

SEC FILE NUMBER
8-50433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 ROUTE 46 SUITE 506
(No. and Street)

PARSIPPANY	NJ	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY SMITH 973-394-0404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NISIVOCCIA & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

11 LAWRENCE ROAD	NEWTON	NJ	07860
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/28/06

PRESIDENT
Title

Notary Public

MARY ANN PANDISCIA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Sept. 3, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

&

COMPREHENSIVE CAPITAL MANAGEMENT, INC.

COMBINING FINANCIAL STATEMENTS

DECEMBER 31, 2005

NISIVOCCIA & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

5 Emery Ave.
Randolph, NJ 07869
Phone: 973-328-1825
Fax: 973-328-0507

11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

To the Stockholders of
Comprehensive Asset Management and Servicing, Inc. and
Comprehensive Capital Management, Inc.
2001 Route 46
Parsippany, NJ 07054

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying combining statement of financial condition of Comprehensive Asset Management and Servicing Inc. (an S Corporation)("CAMAS") and Comprehensive Capital Management, Inc. (a corporation)("CCM") as of December 31, 2005. This combining financial statement is the responsibility of the Companies' management. Our responsibility is to express an opinion on this combining financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combining financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combining financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combining financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combining financial statements referred to above presents fairly, in all material respects, the financial position of Comprehensive Asset Management and Servicing Inc. and Comprehensive Capital Management, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Newton, New Jersey
February 15, 2006

Nisivoccia & Company LLP

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
COMBINING STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

	CAMAS	CCM	TOTAL
Assets:			
Current assets			
Cash and cash equivalents	$ 106,939	$ 135,665	$ 242,604
Deposit with clearing broker-dealer	25,000		25,000
Commissions receivable	102,439		102,439
Fees receivable		13,760	13,760
Prepaid taxes		5,546	5,546
Other prepaid expenses and current assets	35,760	29,762	65,522
Total current assets	270,138	184,733	454,871
Property and equipment, net	9,984	24,298	34,282
Equipment acquired under capital lease, net		2,649	2,649
Due from stockholder	2,413	69,859	72,272
Due from affiliates	91,589	2,510	94,099
Deferred income taxes		48,500	48,500
Security deposit	3,000		3,000
Total assets	$ 377,124	$ 332,549	$ 709,673
Liabilities and stockholders' equity			
Current liabilities:			
Accounts payable and accrued expenses	$ 34,232	$ 72,247	$ 106,479
Commissions payable	134,422	10,003	144,425
Current portion of obligations under capital leases		1,919	1,919
Deferred revenue		125,970	125,970
Total current liabilities	168,654	210,139	378,793
Due to affiliate	115	83,144	83,259
Obligations under capital leases, net of current portion		1,769	1,769
Total liabilities	168,769	295,052	463,821
Stockholders' equity			
Common stock	303,500	40,000	343,500
Additional paid-in capital	93,000		93,000
Retained earnings (accumulated deficit)	(188,145)	(2,503)	(190,648)
Total stockholders' equity	208,355	37,497	245,852
Total liabilities and stockholders' equity	$ 377,124	$ 332,549	$ 709,673

The accompanying notes are an integral part of these financial statements

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Comprehensive Asset Management and Servicing, Inc. ("CAMAS") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission and the National Association of Securities Dealers. CAMAS operates pursuant to brokerage service agreements with clearing brokers, under which these clearing brokers assume and maintain the CAMAS's customer accounts. CAMAS's clients are located primarily throughout the United States. CAMAS's primary operating facilities are located in Parsippany, New Jersey.

Comprehensive Capital Management, Inc. ("CCM") is a registered investment advisor subject to the regulation of the Securities and Exchange Commission. CCM provides investment management services to clients located throughout the United States. CCM operates pursuant to brokerage service agreements with broker-dealers, under which these brokers assume and maintain CCM's client accounts.

Principles of Combination

In January 2003, the Financial Accounting Standards Board issued FIN 46, entitled *Consolidation of Variable Interest Entities* that provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. The consolidation provisions of FIN 46, as revised, are effective in fiscal years beginning after December 13, 2004. Accordingly, the accompanying financial statements include the accounts of CAMAS and CCM (collectively, the "Companies") which are operated under common control and ownership. The accounts of three other entities that qualify as variable interest affiliates are not consolidated due to immateriality. CAMAS is the primary beneficiary among these entities.

Use of Estimates / Significant Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results in the near term could differ from estimated amounts.

Significant estimates inherent in the preparation of the accompanying combining financial statements include accumulated depreciation and amortization, deferred revenue, deferred income taxes and various accrued expenses. Management periodically reviews these estimates and it is reasonably possible that management's assessment of these estimates may change based on actual results and other factors.

Revenue Recognition

Commission revenue and related commission expense for CAMAS are recorded on a trade-date basis as securities and other investment transactions occur. Other revenue, which includes financial planning and consulting services, is recognized when the services have been provided and are billable.

CCM's fee income is derived from investment advisory services under agreements that generally provide for compensation based on various percentages of assets under management. Fees are billed and payable either annually or quarterly. Fifty percent of fees are non-refundable

Note 1 – Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

and earned when billed. The balance, which is refundable pro-rata in the event of early termination, is recognized over the term of the billing period. Deferred revenue at December 31, 2005 represents investment advisory fees billed in excess of amounts earned.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Companies consider all short-term investments with an original maturity of three months or less to be cash equivalents. Included in these amounts at December 31, 2005 is $87,252 and $1,271 of funds held by clearing broker-dealers on behalf of CAMAS and CCM, respectively. These amounts result from the broker-dealer's collection of customer fees and commissions for each Company's account.

Commissions Receivable/Significant Concentrations of Credit Risk

Commissions receivable represents unsecured amounts due from clearing brokers. Management periodically assesses the collectibility of the amounts, and has determined a corresponding allowance for uncollectible amounts is not required at this time. Interest and finance charges are not accrued on open balances.

Securities Transactions

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of CAMAS are recorded on a trade date basis. CAMAS and CCM do not take possession of customers' securities or commodities.

Credit Risk Arising from Cash Deposits in Excess of Insured Limits

CAMAS maintains cash balances at financial institutions which are insured by a federal agency up to $100,000. At various times cash balances at this institution may exceed the insurance limits. Cash equivalents are not insured.

Property and Equipment

Property and equipment are capitalized at cost. Repairs and maintenance are expensed as incurred. Depreciation and amortization of property and equipment is provided for by the straight-line method over the estimated useful lives of the respective assets. Computer software development and website development costs are included in property and equipment.

Income Taxes

CAMAS has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the applicable federal and State of New Jersey tax laws. Under those provisions, CAMAS does not pay federal income taxes and pays approximately a one percent tax to the State of New Jersey. The stockholders then include their allocable share of CAMAS's taxable income or loss on their individual federal and state income tax returns.

Deferred income taxes are recognized by CCM on temporary differences in the amount of assets and liabilities for income tax and financial reporting purposes. The principal sources of the differences are different methods of depreciation and amortization used for financial accounting and

Note 1 – Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

tax purposes. Deferred income taxes are classified as current or non-current depending on the classification of the assets or liabilities to which they relate.

A deferred tax asset is established whenever the Companies have significant new operating losses for federal and state income taxes to realize a portion of the tax benefit associated with the loss carryovers. Management provides for a valuation allowance based on its evaluation of the realization of such deferred tax benefits. The allowance is periodically adjusted for changes in managements estimates of the ultimate realization of these benefits.

Commissions Expense

Commissions and related clearing expenses for CCM are recorded on a trade date basis as securities transactions occur. Prepaid commissions consist of commissions paid to sales representatives for annual contracts upon renewal. Prepaid commissions are recognized as commission expense ratably over the remaining life of the contract.

Intangible Assets

Intangible assets are accounted for under SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 142 requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values.

Risk Management

CCM does not guarantee their clients a profit on funds managed. The client signs a management account agreement indicating whether they decide to use risk reduction, tactical asset allocation, or timing services offered by CCM. The agreement also indicates that client's funds will fluctuate with market forces.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising costs for CAMAS and CCM for the year ended December 31, 2005 are $14,956 and $1,650, respectively.

Note 2 – Equipment

Equipment as of December 31, 2005 consists of the following:

	Estimated Useful Life	CAMAS	CCM	Total
Equipment, Improvements, Artwork/Logo	5	$ 39,767	$ 36,405	$ 76,172
Website	3		6,382	6,382
		39,767	42,787	82,554
Less: accumulated depreciation		(29,783)	(18,489)	(48,272)
		$ 9,984	$ 24,298	$ 34,282

Depreciation expense for CAMAS and CCM for the year ended December 31, 2005 was $6,693 and $8,212, respectively.

Note 3 – Capital Lease Obligations

CCM is obligated under capital lease obligations expiring through 2007. The assets are amortized over their estimated useful lives of five years.

The following is a summary of property held under capital leases of December 31, 2005:

Computer equipment, at cost	$ 6,622
Less: accumulated amortization	3,973
	$ 2,649

Amortization for the year ended December 31, 2005 was $1,325. As of December 31, 2005, future minimum lease payments under capital leases are $1,919 and $1,769 for the years ending December 31, 2006 and 2007.

Note 4 – Net Capital Requirements

CAMAS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At December 31, 2005, CAMAS had net capital of $65,153, which was $40,153 in excess of its required net capital of $25,000. CAMAS's ratio of aggregated indebtedness to net capital at December 31, 2005 was 2.59 to 1, which is less than the maximum allowable ratio at the date of 15.00 to 1.

Note 5 – Commitments

Operating Leases

CAMAS is obligated under a five-year lease for office facilities, which expires in February 2005, at a monthly rent of $7,908. CAMAS renewed its lease for a five-year term, which expires February 2010, at a monthly rent of $7,570. CAMAS is also liable for its proportionate share of increases in operating costs and real estate taxes.

Future minimum annual lease payments are as follows:

Year Ending December 31,	
2006	$ 90,845
2007	90,845
2008	90,845
2009	90,845
2010	15,140
Total	$ 378,520

CAMAS has leased part of its office facilities to two subtenants, on a month-to-month basis, at an aggregate monthly rent of approximately $1,600. Rent expense for office facilities, net of sublease income of $19,200, was $74,965 for the year ended December 31, 2005.

CCM leases office equipment under a non-cancelable operating lease that expires in January 2006. Monthly lease payment amount under the operating lease is $359. Lease expense for the year ended December 31, 2005 is $4,309. As of December 31, 2005, future minimum lease payments under the lease are $359.

Note 5 – Commitments (continued)

Timing Signals Service

The Companies were joint parties to an agreement with a third party for timing signals service. The cost of this service to each party was generally based on a percentage of the fees collected with a minimum aggregate annual fee of $50,000. The agreement was terminated during 2005. The expense incurred by CCM for the year ended December 31, 2005 was $39,803 and was included in professional fees in the accompanying statement of income. A balance payable of $20,900 remains on CCM's books as of December 31, 2005.

Note 6 – Intangibles

Effective January 1, 2003, CCM acquired from First Advisors Financial Group, LLC ("First Advisors"), an entity whose ownership is the same as CCM's, the right to service certain investment advisory clients. The rights were obtained through the assignment of an agreement that expired during December 2005 and provided for the payment to the original assignor of 40% of all advisory fees earned from these clients. The cost of this acquisition, which was included in the accompanying balance sheet as an intangible asset, was $165,501 and was amortized over three years through the expiration of the agreement. Payments made to the original assignor, which in 2005 were $45,361, were added to the cost of intangible assets and amortized over the remaining term of the agreement. Amortization expense for the year ended December 31, 2005 was $121,553.

Note 7 – Related Party Transactions

CAMAS is a party to expense reimbursement agreements with CCM and other business entities, the ownership of which is the same as CAMAS. CAMAS provides the use of its office facilities, and managerial, administrative and professional services to these affiliates. The joint expenses and costs are allocated to each entity based on management's estimates of use. The expenses and costs incurred and reimbursed to CAMAS during 2005 are summarized as follows:

Allocated to:	
Comprehensive Capital Management, Inc.	$ 635,000
First Advisors Financial Group, LLC	45,000
	$ 680,000

The total amount reimbursed to CAMAS is reported as an unallocated reduction of expenses, all of which have been reflected in the accompanying statement of income.

Obligations to affiliates result from cash advances, which are non-interest bearing and due on demand. At December 31, 2005, CAMAS had obligations due from CCM and another affiliate of $83,144 and $8,445, which includes a net advance to CCM and the other affiliate of $82,400 and $3,445 during the year ended December 31, 2005, respectively. CAMAS borrowed $115 from another affiliate as of December 31, 2005.

During 2005, CCM advanced to affiliates other than CAMAS a total of $2,510, which remained outstanding at year end.

During December 31, 2005, CAMAS and CCM advanced their majority stockholder $2,397 and $3,413, respectively. The respective outstanding balances as of December 31, 2005 were $2,413 and 69,859. Such advances, when significant, bear interest at the federal annual blended rate. These advances are unsecured and due on demand.

Note 8 – Deferred Taxes

The provision (benefit) for income taxes for the year ended December 31, 2005 in the statement of income is as follows:

	CAMAS	CCM	Total
Current:			
Federal		$ 4,800	$ 4,800
State	$ 500	3,234	3,734
Total current tax provision	500	8,034	8,534
Deferred:			
Federal		(24,700)	(24,700)
State		(5,900)	(5,900)
Total deferred tax benefit		(30,600)	(30,600)
Total income tax benefit	$ 500	$ (22,566)	$(22,066)

Deferred taxes for CCM as of December 31, 2005 consist of:

	Federal	State	Total
Deferred tax asset (non-current)	$ 41,429	$ 12,952	$54,381
Deferred tax liability (non-current)	(4,429)	(1,452)	(5,881)
Net deferred tax asset (non-current)	$ 37,000	$ 11,500	$48,500

Temporary differences giving rise to deferred tax assets are intangible assets and deferred tax liabilities arise from differences between book and tax depreciation. A valuation allowance has not been provided as it is more likely than not that the deferred tax assets related to intangible assets will be realized.

Note 9 – Profit Sharing Plan

CAMAS sponsors a 401(k) profit-sharing plan that covers all employees who meet certain eligibility requirements. CAMAS may, at its discretion, contribute to the plan. No discretionary contributions were made for 2005.

Note 10 – Supplemental Disclosure of Cash Flow Information

Cash paid for state income taxes by CAMAS and CCM for the year ended December 31, 2005 was $500 and $3,400, respectively.

Note 11 – Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2005 include deposits with a clearing broker-dealer of $25,000 and commission's receivable of $102,439. CAMAS clears its customer transactions as an introducing broker through another broker-dealer on a fully disclosed basis.

Note 12 – Contingencies

At times, the Companies may be named in litigation arising during the normal course of business.

CCM is presently negotiating a settlement with a former representative for accounts retained by CCM upon the representative's termination during 2004. CCM has accrued a $40,000 reserve in accounts payable and accrued expenses for the settlement of this matter.

CAMAS is involved in an arbitration matter that management believes may result in a potential liability. Management has assessed the maximum unaccrued exposure of this contingency to approximate $40,000 based on deductible limits contained in CAMAS's insurance policy.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2005

Net capital:		
Stockholders' equity	$	208,355
Deductions and/or charges		
Nonallowable assets:		
Receivables from broker dealers older than 30 days		456
Prepaid expenses and other current assets		35,760
Property and equipment, net		9,984
Due from affiliates		91,589
Security deposit		3,000
Loan to shareholder		2,413
		143,202
Net capital before haircuts on securities positions (tentative net capital)		65,153
Haircuts on securities:		
Other securities		
Net capital, as defined	$	65,153
Aggregate indebtedness:		
Items included in Statement of Financial Condition:		
Accounts payable and accrued expenses	$	34,232
Commissions payable		134,422
Advances to affiliates		115
Total aggregate indebtedness	$	168,769
Minimum net capital requirement	$	25,000
Capital in excess of minimum net capital requirement	$	40,153
Ratio of aggregate indebtedness to net capital:		
The ratio of aggregate indebtedness to net capital, which is less than the maximum allowable ratio of 15.00 to 1		2.59 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	80,777
Adjustment to record additional invoices received after pre-audit closing		(16,710)
Adjustment to record additional bank credits		1,086
Net capital - per above	$	65,153

See independent auditors' report

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (ii).

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing broker that carries the accounts of such customers.

The Company does not maintain margin accounts for its customer; therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.

NISIVOCCIA & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

5 Emery Ave.
Randolph, NJ 07869
Phone: 973-328-1825
Fax: 973-328-0507

11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Stockholders of
Comprehensive Asset Management and
Servicing, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Comprehensive Asset Management and Servicing, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the *American Institute of Certified Public* Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected

within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nisivoccia & Company LLP

Newton, New Jersey
February 15, 2006